Exhibit 3.3

Text of Amendment to Bylaws of Forlink Software Corporation, Inc.

ARTICLE II

Section 2.12 ACTION BY SHAREHOLDERS WITHOUT A MEETING. Any action required or permitted to be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a majority of the shareholders entitled to vote with respect to the subject matter thereof, provided that if any greater proportion and voting power is required for such action, then such greater proportion of written consents shall be required. Whenever action is taken by written consent, a meeting of shareholders need not be called or notice given. The written consent may be signed in counterparts, including, without limitation, facsimile counterparts, and shall be filed with the minutes of the proceedings of the shareholders.”